Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces 3rd Quarter Results, Conference Call & Webcast on
    November 15, 2006

    CALGARY, Nov. 14 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN, NYSE:
AAV) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30,
2006.
    A conference call will be held on Wednesday, November 15, 2006 at 9:00
a.m. Calgary time (11:00 a.m. Eastern time) and can be accessed toll-free at
1-866-585-6398. A replay of the call will be available from approximately 5:00
p.m. on Wednesday, November 15, 2006 until approximately midnight, November
29, 2006 and can be accessed by dialing toll free 1-866-245-6755. The passcode required for playback is 767056. A live web cast of the conference call will be accessible via the Internet on Advantage's website at
www.advantageincome.com.

    <<
                                Three        Three         Nine         Nine
                               months       months       months       months
                                ended        ended        ended        ended
                             Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30,
                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Revenue before
     royalties            $   124,521  $    95,715  $   292,188  $   266,400
      per Unit(1)         $      1.26  $      1.67  $      3.97  $      4.73
      per boe             $     45.57  $     52.01  $     48.75  $     47.76
    Funds from
     operations           $    63,110  $    55,575  $   152,021  $   150,635
      per Unit(2)         $      0.63  $      0.97  $      2.04  $      2.66
      per boe             $     23.10  $     30.21  $     25.37  $     27.02
    Net income            $     1,209  $    18,674  $    41,078  $    49,226
      per Trust Unit
       - basic            $      0.01  $      0.33  $      0.56  $      0.87
    Cash distributions
     declared             $    60,498  $    43,069  $   158,455  $   134,101
      per Unit(2)         $      0.60  $      0.75  $      2.10  $      2.37
    Payout ratio (%)              96%          77%         104%          89%
    Expenditures on
     property and
     equipment            $    49,607  $    20,732  $    98,378  $    75,269
    Working capital
     deficit(3)           $    33,340  $     6,829  $    33,340  $     6,829
    Bank indebtedness
     (long-term)          $   372,514  $   256,093  $   372,514  $   256,093
    Convertible
     debentures (face
     value)               $   180,730  $   140,358  $   180,730  $   140,358
    Operating
    Daily Production
      Natural gas (mcf/d)     122,227       75,994       86,303       80,574
      Crude oil and NGLs
       (bbls/d)                 9,330        7,340        7,571        7,003
      Total boe/d (at) 6:1     29,701       20,006       21,955       20,432
    Average prices
     (including hedging)
      Natural gas ($/mcf) $      5.90  $      7.79  $      6.68  $      7.16
      Crude oil and NGLs
       ($/bbl)            $     67.77  $     61.10  $     65.24  $     56.91
    Supplemental (000)
    Trust Units
     outstanding at end
     of period                104,055       57,555      104,055       57,555
    Trust Units issuable
      Convertible
       Debentures               8,334        7,104        8,334        7,104
      Exchangeable Shares           -          124            -          124
      Trust Units Rights
       Incentive Plan             188          310          188          310
    Trust Units
     outstanding and
     issuable at end of
     period                   112,577       65,093      112,577       65,093
    Basic Weighted
     average Units             98,781       57,371       73,544       56,290

    (1) based on basic weighted average Trust Units outstanding
    (2) based on Trust Units outstanding at each cash distribution record date
    (3) working capital deficit excludes derivative assets and liabilities

                           MESSAGE TO UNITHOLDERS

    Recent Canadian Government Announcement to Tax Income Trusts

    Last year Steven Harper issued the following quote when the Liberal government proposed new taxation on income trusts:

        "Income trusts are popular with seniors because they provide regular payments that are used by many to cover the costs of groceries, heating bills and medicine... The government continues to overtax
        Canadians and run multi-billion dollar surpluses, yet their first instinct is to attack an investment vehicle that can make the difference between bare survival and a dignified retirement for millions of Canadians."

    Further, the Conservative federal election platform dated January 13, 2006 stated:

        'A Conservative government will: ... Stop the Liberal attack on retirement savings and preserve income trusts by not imposing any new taxes on them.'

    We encourage all of our Unitholders to contact Mr. Harper, Mr. Flaherty and their local Member of Parliament to demand an explanation for the announcement issued on October 31, 2006 whereby the Conservative government proposed to tax income trusts. Contact information for all Members of
Parliament can be found on our website at www.advantageincome.com.

    Highlights of the third quarter include:

    -   On June 23, 2006, the merger between Advantage and Ketch Resources
        Trust ("Ketch") successfully closed. The integration is now fully complete and operations continued through the third quarter without any disruption to the execution of the Fund's capital program.

    -   Funds from operations for the third quarter increased 49% to
        $63.1 million compared to $42.3 million in the second quarter of
        2006 despite a 5% decrease in natural gas prices and a 1% decrease in crude oil prices from the second quarter of 2006. This represents a payout ratio of 96% of funds from operations for the three months ended September 30, 2006 and 104% for the nine months ended
        September 30, 2006. The Fund has hedged approximately 54% of the total natural gas production, net of royalties, for the period
        November 1, 2006 to March 31, 2007 at prices substantially higher than those realized in the third quarter of 2006. The timing of the
        Ketch merger has increased the payout ratio for the nine months ended
        September 30, 2006 as the arrangement closed prior to the June record date resulting in the payment of a full month distribution to
        Ketch Unitholders; however funds from operations for June only included eight days of cash flows from the Ketch properties.

    -   The Fund declared three distributions during the quarter totalling
        $0.60 per Trust Unit. The distributions amounted to $0.20 per Trust
        Unit, payable on August 15, September 15 and October 16 to
        Unitholders of record on July 31, August 31 and September 29, respectively. Since inception, the Fund has distributed $606 million or $13.93 per Trust Unit.

    -   Production volumes in the third quarter of 2006 increased 62% to
        29,701 boe/d compared to 18,309 boe/d in the second quarter of 2006.
        Production was significantly affected by pipeline curtailments on
        Trans Canada Pipeline's northern main lateral during September which reduced production by approximately 400 boe/d for the third quarter.
        Natural gas production for the third quarter of 2006 was
        122.2 mmcf/d, compared to 70.3 mmcf/d reported in the second quarter of 2006. Production volumes in the third quarter are higher due to the inclusion of Ketch production for the full third quarter, whereas the second quarter included only eight days of Ketch production.
        Crude oil and natural gas liquids production averaged 9,330 bbls/d compared to 6,593 bbls/d in the second quarter of 2006.

    -   The Fund spent a net $41.1 million for the third quarter of 2006 and a net $89.8 million for the nine months ended September 30, 2006. The third quarter expenditures were focused in Central and Southern
        Alberta. During the third quarter the Fund participated in the drilling of 28.3 net (43 gross) wells at a 93% success rate. Capital spending continued on light oil properties at Nevis, South East
        Saskatchewan, Willesden Green and Sunset. Gas projects included drilling at Worsley in Northern Alberta and with facilities and equipping at Sweetgrass and Medicine Hat where new volumes were brought on-stream at the end of the quarter. Other capital spending related to a variety of wells, with smaller working interests, and facilities necessary to support the 2006 drilling activity. Behind pipe volumes were approximately 1,000 boe/d as we entered the fourth quarter. This production will be brought on over the fourth quarter and will help in offsetting normal declines.

    Hedging Position

    -   Advantage has layered in several hedges on both natural gas and oil which will provide floor protection through the winter and next summer.

    -   The Fund currently has approximately 54% of natural gas production, net of royalties, hedged for winter at an average floor price of
        $8.42/mcf and an average ceiling of $11.45/mcf. In addition, 34% of crude oil production, net of royalties, has been hedged for the same period at an average floor of US$64.00/bbl and a ceiling of
        US$88.00/bbl.

    -   Advantage has been opportunistic with respect to hedging and will continue to monitor the forward prices to protect cash flow.

    Looking Forward

    -   The merger of Advantage and Ketch has created a very high quality long life asset base with a large inventory of drilling opportunities allowing an increased flexibility for capital allocation and upgrading.

    -   Areas of light oil focus during the fourth quarter will include
        Nevis, Sunset, Westerose and Southeast Saskatchewan. Natural gas
        opportunities during the fourth quarter of 2006 include Sweetgrass and Central Alberta coal bed methane which will coincide with the increased natural gas prices that have been secured for that period through the Fund's hedging program.

    -   Advantage will retain a very high level of scrutiny on our capital projects to ensure the highest return projects are pursued, especially in light of the recent uncertainty surrounding the
        Federal Government's announcement on taxation of Trusts. Future commodity price and market changes may require further capital program adjustments which could affect production levels.
    >>

    MANAGEMENT'S DISCUSSION & ANALYSIS

    The following Management's Discussion and Analysis ("MD&A"), dated as of
November 13, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three months ended September 30, 2006 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

    Non-GAAP Measures

    The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
    Funds from operations, as presented, is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations.
Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

    <<

                   Three months ended            Nine months ended
                      September 30                  September 30
    ($000)           2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Cash provided
     by operating
     activities   $ 78,971  $ 45,512       74%  $163,592  $116,489       40%
    Expenditures
     on asset
     retirement      1,065       843       26%     2,512     1,580       59%
    Changes in
     non-cash
     working
     capital       (16,926)    9,220    (284)%   (14,083)   32,566    (143)%
    -------------------------------------------------------------------------
    Funds from
     operations   $ 63,110  $ 55,575       14%  $152,021  $150,635        1%
    -------------------------------------------------------------------------

    Forward-Looking Information

    The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    Merger with Ketch Resources Trust

    On June 22, 2006, the previously announced merger of Advantage and Ketch
Resources Trust ("Ketch") was approved by 96.6% of the votes cast at the
Advantage Unitholder meeting and 88.4% of the votes cast at the Ketch
Unitholder meeting. Court approval was received on June 22, 2006 with closing of the Arrangement and the successful merger of the two trusts occurring the following day. The financial and operational information for the nine months ended September 30, 2006 reflect operations from the Ketch properties effective the closing date, June 23, 2006. The combined trust is managed by an experienced senior management team which includes key management, technical personnel and administrative employees from both Advantage and Ketch. The merger was accomplished through the exchange of each Ketch Unit for 0.565 of an Advantage Unit and upon completion, Advantage Unitholders owned approximately 65% of the combined trust and Ketch Unitholders owned approximately 35%.
    The merger was conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the
"Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of 1,933,208 Advantage Trust
Units valued at $39.1 million using the weighted average trading value for
June 22, 2006 of $20.23 per Advantage Trust Unit. The Trust Unit consideration was placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund paid management fees and performance fees for the period
January 1 to March 31, 2006 in the amount of $3.3 million. The consideration to settle the fees consisted of $0.9 million in cash and 117,662 Trust Units.
AIM agreed to forego fees for the period April 1, 2006 to the closing of the
Arrangement.

    Overview

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Funds from
     operations
     ($000)       $ 63,110  $ 55,575       14%  $152,021  $150,635        1%
      per Trust
       Unit       $   0.63  $   0.97     (35)%  $   2.04  $   2.66     (23)%
    Net income
     ($000)       $  1,209  $ 18,674     (94)%  $ 41,078  $ 49,226     (17)%
      per Trust
       Unit
        - Basic   $   0.01  $   0.33     (97)%  $   0.56  $   0.87     (36)%
        - Diluted $   0.01  $   0.32     (97)%  $   0.56  $   0.87     (36)%

    Funds from operations increased 14% for the three months and 1% for the nine months ended September 30, 2006, as compared to the same periods of 2005.
Funds from operations per Trust Unit decreased 35% and 23% respectively. The increase in funds from operations has been primarily due to the Ketch merger that has resulted in higher production with associated revenues and expenses.
However, both funds from operations and funds from operations per Trust Unit have been negatively impacted primarily by significantly lower natural gas prices and also due to higher operating costs.  Net income decreased 94% for the three months ended September 30, 2006, as compared to 2005 and 17% for the nine months ended September 30, 2006. Net income per basic Trust Unit decreased 97% for the three months and 36% for the nine months ended September
30, 2006. The lower net income has been primarily due to the lower natural gas prices realized during the periods, amortization of the management internalization consideration, and increased depletion and depreciation expense. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

    Cash Distributions

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Cash
     distributions
     declared
     ($000)       $ 60,498  $ 43,069       40%  $158,455  $134,101       18%
      per Trust
       Unit(1)    $   0.60  $   0.75     (20)%  $   2.10  $   2.37     (11)%
    Payout
     ratio (%)         96%       77%       19%      104%       89%       15%

    (1) Based on Trust Units outstanding at each cash distribution record date.

    Cash distributions per Trust Unit were $0.60 for the three months and
$2.10 for the nine months ended September 30, 2006. Natural gas prices have remained low during the quarter resulting in a higher payout ratio of 96%. The
Fund has hedged approximately 54% of the total natural gas production, net of royalties, for the period November 1, 2006 to March 31, 2007 at prices substantially higher than those realized in the third quarter of 2006. The timing of the Ketch merger has increased the payout ratio for the nine months ended September 30, 2006 as the arrangement closed prior to the June record date resulting in the payment of a full month distribution to Ketch
Unitholders; however funds from operations for June only included eight days of cash flows from the Ketch properties.
    Cash distributions are determined by Management and the Board of
Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to
Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements.
The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-
month basis in response to a variety of factors that are beyond our control.
Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives as an interim measure to maintain stable distributions.

    Revenue

                   Three months ended            Nine months ended
                      September 30                  September 30
    ($000)           2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Natural gas,
     excluding
     hedging      $ 66,228  $ 57,661       15%  $157,239  $160,901      (2)%
    Realized
     hedging
     gains
     (losses)          118    (3,209)   (104)%       118    (3,314)   (104)%
    -------------------------------------------------------------------------
    Natural gas,
     including
     hedging      $ 66,346  $ 54,452       22%  $157,357  $157,587        0%
    -------------------------------------------------------------------------
    Crude oil and
     NGLs,
     excluding
     hedging      $ 58,175  $ 44,570       31%  $134,831  $112,321       20%
    Realized
     hedging
     losses              -    (3,307)   (100)%         -    (3,508)   (100)%
    -------------------------------------------------------------------------
    Crude oil and
     NGLs,
     including
     hedging      $ 58,175  $ 41,263       41%  $134,831  $108,813       24%
    -------------------------------------------------------------------------
    Total
     revenue      $124,521  $ 95,715       30%  $292,188  $266,400       10%
    -------------------------------------------------------------------------

    Natural gas revenues, excluding hedging, have increased 15% for the three months and decreased 2% for the nine months ended September 30, 2006, compared to 2005. Natural gas revenues have increased due to additional production from the Ketch merger but have been considerably offset by continued weakness in natural gas prices. Crude oil and NGL revenues, excluding hedging, have increased by 31% for the three months and 20% for the nine months ended
September 30, 2006 compared to 2005 due to a combination of stronger commodity prices and increased production levels from Ketch.

    Production

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Natural gas
     (mcf/d)       122,227    75,994       61%    86,303    80,574        7%
    Crude oil
     (bbls/d)        6,982     6,131       14%     5,978     5,838        2%
    NGLs (bbls/d)    2,348     1,209       94%     1,593     1,165       37%
    -------------------------------------------------------------------------
    Total (boe/d)   29,701    20,006       48%    21,955    20,432        7%
    -------------------------------------------------------------------------
    Natural
     gas (%)           69%       63%                 66%       65%
    Crude oil (%)      24%       31%                 27%       29%
    NGLs (%)            7%        6%                  7%        6%

    The Fund's total daily production averaged 29,701 boe/d for the third quarter ended September 30, 2006, an increase of 48% compared with the same period of 2005. Natural gas production increased 61%, crude oil production increased 14%, and NGLs production increased 94%. Average daily production for the nine months ended September 30, 2006 was 21,955 boe/d.
    The increase in production during the quarter has been primarily attributed to the Ketch acquisition, which closed June 23, 2006. Other key production additions included light oil production of 500 boe/d from our Nevis and Sunset properties located in Central Alberta and gas additions of 8.3 mmcf/d realized from our Medicine Hat, Ferrier/Sunchild and Battle Lake properties. Significant adverse production impacts occurred in September due to pipeline curtailments on the main northern leg of the Trans Canada Pipeline system affecting several gas and oil properties which produced solution gas.
The estimated impact of the outage during the third quarter was approximately
400 boe/d. Production has also been impacted by maximum rate limitations
("MRL") initiated on our Chip Lake and Nevis properties beginning January 1,
2006. As a result of these MRL restrictions, production for the nine months ended September 30, 2006 was reduced by approximately 200 boe/d.
    For the last half of 2006, the Fund has shifted its capital program to further light oil development due to superior project economics. Some delays have occurred during the latter part of the third quarter with wet weather affecting rig moves, completions and tie-ins. However, the high quality drilling program should continue to replace declines.

    Commodity Prices and Marketing

    Natural Gas

                   Three months ended            Nine months ended
                      September 30                  September 30
    ($/mcf)          2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Realized natural
     gas prices
      Excluding
       hedging    $   5.89  $   8.25     (29)%  $   6.67  $   7.31      (9)%
      Including
       hedging    $   5.90  $   7.79     (24)%  $   6.68  $   7.16      (7)%

    AECO monthly
     index        $   6.03  $   8.15     (26)%  $   7.19  $   7.42      (3)%

    Realized natural gas prices, excluding hedging, decreased 29% for the three months and 9% for the nine months ended September 30, 2006, as compared to the same periods of 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Natural gas prices began to weaken near the end of 2005 as North America recorded one of the mildest winters on record, thereby reducing demand. This weakness continued through 2006 with relatively uneventful weather resulting in natural gas inventories that have swelled to historic levels. However, these high inventory levels can quickly decrease from a change in weather and we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in supply that has resulted from persistent demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

    Crude Oil and NGLs

                   Three months ended            Nine months ended
                      September 30                  September 30
    ($/bbl)          2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Realized crude
     oil prices
      Excluding
       hedging    $  69.77  $  68.73        2%  $  66.97  $  61.00       10%
      Including
       hedging    $  69.77  $  62.86       11%  $  66.97  $  58.79       14%

    Realized NGLs
     prices
      Excluding
       hedging    $  61.84  $  52.18       19%  $  58.73  $  47.49       24%

    Realized crude
     oil and NGLs
     prices
      Excluding
       hedging    $  67.77  $  66.00        3%  $  65.24  $  58.75       11%
      Including
       hedging    $  67.77  $  61.10       11%  $  65.24  $  56.91       15%

    WTI ($US/bbl) $  70.55  $  63.17       12%  $  68.42  $  55.45       23%

    $US/$Cdn
     exchange
     rate         $   0.89  $   0.83        7%  $   0.88  $   0.82        7%

    Realized crude oil and NGLs prices, excluding hedging, increased 3% for the three months and 11% for the nine months ended September 30, 2006, as compared to the same periods of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price has not increased to the same extent that WTI increased as a result of the increased strength of the Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 12% for the three months and 23% for the nine months ended September 30, 2006, compared to
2005. Many developments have resulted in the current price levels, including significant geopolitical and weather related issues, concerns regarding the lack of North American refining capacity, and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained resilient and the economy does not appear to be adversely impacted.
We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in
Venezuela, Nigeria, and the Middle East, (iii) strong world wide demand, particularly in China, India and the United States and (iv) North American
refinery capacity constraints.

    Commodity Price Risk

    The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage
Trust Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into oil or natural gas financial derivatives.
These commodity risk management activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

    Currently, the Fund has the following financial derivatives in place:

      Description of
        Financial
        Derivative           Term           Volume         Average Price
    -------------------------------------------------------------------------

    Natural gas - AECO
      Fixed price       November 2006
                         to March 2007    5,687 mcf/d           Cdn$8.70/mcf
      Fixed price       November 2006
                         to March 2007    3,791 mcf/d          Cdn$10.02/mcf
      Collar            November 2006     9,478 mcf/d    Floor  Cdn$8.18/mcf
                         to March 2007                 Ceiling Cdn$11.24/mcf
      Collar            November 2006     4,739 mcf/d    Floor  Cdn$8.44/mcf
                         to March 2007                 Ceiling Cdn$12.40/mcf
      Collar            November 2006     4,739 mcf/d    Floor  Cdn$8.18/mcf
                         to March 2007                 Ceiling Cdn$11.66/mcf
      Collar            November 2006     4,739 mcf/d    Floor  Cdn$8.44/mcf
                         to March 2007                 Ceiling Cdn$12.29/mcf
      Collar            November 2006     5,687 mcf/d    Floor  Cdn$7.91/mcf
                         to March 2007                 Ceiling  Cdn$9.81/mcf
      Collar            November 2006     9,478 mcf/d    Floor  Cdn$8.44/mcf
                         to March 2007                 Ceiling Cdn$13.82/mcf

    Crude oil - WTI
      Collar            October 2006 to  1,250 bbls/d    Floor  US$65.00/bbl
                         March 2007                    Ceiling  US$87.40/bbl
      Collar            January to         500 bbls/d    Floor  US$55.00/bbl
                         December 2006                 Ceiling  US$76.50/bbl
      Collar            October 2006 to  1,000 bbls/d    Floor  US$65.00/bbl
                         September 2007                Ceiling  US$90.00/bbl

    Currently, the Fund has the following physical natural gas contracts in place:

    Description of
     Physical Contract       Term           Volume         Average Price
    -------------------------------------------------------------------------

    Natural gas - AECO
      Fixed price       April 2006 to
                         October 2006     9,478 mcf/d           Cdn$7.53/mcf
      Collar            November 2006     4,739 mcf/d    Floor  Cdn$8.07/mcf
                         to March 2007                 Ceiling Cdn$11.61/mcf
      Collar            April 2007 to     4,739 mcf/d    Floor  Cdn$7.12/mcf
                         October 2007                  Ceiling  Cdn$8.67/mcf
      Collar            April 2007 to     4,739 mcf/d    Floor  Cdn$6.86/mcf
                         October 2007                  Ceiling  Cdn$9.13/mcf
      Collar            April 2007 to     9,478 mcf/d    Floor  Cdn$7.39/mcf
                         October 2007                  Ceiling  Cdn$9.63/mcf

    As at September 30, 2006 the settlement amount of the financial derivatives outstanding was an asset of approximately $14,448,000. For the nine months ended September 30, 2006, $14,257,000 was recognized in income as an unrealized derivative gain. As a result of the Ketch merger, we assumed several of these contracts which had an estimated fair value of $191,000 on closing. The Fund does not apply hedge accounting and current accounting standards requires changes in the fair value to be included in the income statement as an unrealized derivative gain or loss with a corresponding derivative asset or liability recorded on the balance sheet. The valuation is the estimated fair value to settle the financial contracts as at September 30,
2006 and is based on pricing models, estimates, assumptions and market data available at that time. The actual gain or loss realized on cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. Currently, the Fund has fixed the commodity price on anticipated winter production as follows:

                             Approximate
                          Production Hedged,
    Commodity              Net of Royalties     Minimum Price  Maximum Price
    -------------------------------------------------------------------------

    Natural gas - AECO
      Winter 2006-2007            54%           Cdn$8.42/mcf   Cdn$11.45/mcf
      Summer 2007                 19%           Cdn$7.18/mcf    Cdn$9.26/mcf
    Crude Oil - WTI
      Winter 2006-2007            34%           US$64.00/bbl    US$88.00/bbl
      Summer 2007                 13%           US$65.00/bbl    US$90.00/bbl

    Royalties
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------

    Royalties,
     net of
     Alberta
     Royalty
     Credit
     ($000)       $ 22,945  $ 18,355       25%  $ 53,107  $ 51,009        4%
      per boe     $   8.40  $   9.97     (16)%  $   8.86  $   9.14      (3)%
    As a percentage
     of revenue,
     excluding
     hedging         18.4%     18.0%      0.4%     18.2%     18.7%    (0.5)%

    Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of
Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers and will be eliminated effective January 1,
2007. Royalties have increased in total due to the increase in revenue but have decreased on a boe basis due to the large decrease in natural gas prices.
Royalties as a percentage of revenue, excluding hedging, have remained relatively consistent from the comparable periods.

    Operating Costs

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Operating
     costs ($000) $ 24,369  $ 14,203       72%  $ 55,108  $ 40,560       36%
      per boe     $   8.92  $   7.72       16%  $   9.19  $   7.27       26%

    Operating costs increased 72% in total for the three months ended and 36%
for the nine months ended September 30, 2006 as compared to 2005. Operating costs per boe increased 16% for the three months and 26% for the nine months ended September 30, 2006. The increased operating costs per boe are due to significantly higher costs associated with the shortage of supplies and services in the field. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

    General and Administrative

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    General and
     administrative
     expense
     ($000)       $  4,766  $    901      429%  $  9,152  $  3,931      133%
      per boe     $   1.74  $   0.49      255%  $   1.53  $   0.70      119%

    General and administrative ("G&A") expense has increased 429% for the three months and 133% for the nine months ended September 30, 2006, as compared to 2005. G&A per boe for the three months increased 255% and 119% for the nine months when compared to the same periods of 2005. G&A expense has increased overall and per boe primarily due to the significant increase in staff levels that have resulted from the Ketch acquisition and growth of the
Fund. Additionally, the Ketch acquisition was conditional on Advantage internalizing the external management contract structure and eliminating all related fees for a more typical employee compensation arrangement. The new employee compensation plan has resulted in higher G&A expense that is offset by the elimination of future management fees and performance incentive. Prior to elimination of the management contract, the quarterly management fee was not included within G&A.

    Management Fee, Performance Incentive, and Management Internalization

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Management
     fee ($000)   $      -  $    947    (100)%  $    887  $  2,622     (66)%
      per boe     $      -  $   0.51    (100)%  $   0.15  $   0.47     (68)%
    Performance
     incentive
     ($000)       $      -  $      -         -  $  2,380  $      -         -
    Management
     internalization
     ($000)       $  7,428  $      -         -  $  7,952  $      -         -

    Prior to the Ketch merger, the Manager received both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees were calculated based on
1.5% of operating cash flow which was defined as revenues less royalties and operating costs.
    The Manager of the Fund was entitled to earn an annual performance incentive fee when the Fund's total annual return exceeded 8%. The total annual return was calculated at the end of the year by dividing the year-over-
year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% was multiplied by the market capitalization
(defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance fee.
The Management Agreement provided an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager did not receive any form of compensation in respect of acquisition or divestiture activities nor were there any form of stock option or bonus plan for the
Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees were shared amongst all management and employees of the Fund.
    As a condition of the merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement for total consideration of 1,933,208 Advantage Trust Units valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Advantage Trust Unit.
The Trust Unit consideration was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided.
The Fund paid final management fees and performance fees for the period
January 1 to March 31, 2006 in the amount of $3.3 million, representing
$0.9 million in management fees and $2.4 million in performance fees. The performance fees were settled through the issuance of 117,662 Trust Units of the Fund. The Manager agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

    Interest
                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Interest
     expense
     ($000)       $  5,711  $  2,469      131%  $ 12,844  $  7,410       73%
      per boe     $   2.09  $   1.34       56%  $   2.14  $   1.33       61%

    Average
     effective
     interest
     rate             5.2%      4.0%      1.2%      5.0%      4.2%      0.8%
    Bank
     indebtedness
     at September
     30 ($000)                                  $372,514  $256,093       45%

    Interest expense has increased 131% for the three months and 73% for the nine months ended September 30, 2006, as compared to 2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund, an increase in the average effective interest rates, and the merger with Ketch which included the assumption of
Ketch's additional bank indebtedness. The increased debt has been used in financing continued development activities and pursuit of expansion opportunities. On August 1, 2006 Advantage completed an equity financing for net proceeds of $141.4 million, which was used in part to pay down bank indebtedness. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of approximately 5.2% for the three months and 5.0%
for the nine months ended September 30, 2006. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

    Interest and Accretion on Convertible Debentures

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Interest on
     convertible
     debentures
     ($000)       $  3,308  $  2,818       17%  $  7,921  $  8,483      (7)%
      per boe     $   1.21  $   1.53     (21)%  $   1.32  $   1.52     (13)%
    Accretion on
     convertible
     debentures
     ($000)       $    604  $    550       10%  $  1,502  $  1,650      (9)%
      per boe     $   0.22  $   0.30     (27)%  $   0.25  $   0.30     (17)%
    Convertible
     debentures
     maturity
     value at
     September
     30 ($000)                                  $180,730  $140,358       29%

    Interest on convertible debentures has increased 17% for the three months and decreased 7% for the nine months ended September 30, 2006 compared to the same periods of 2005. Accretion on convertible debentures has increased 10%
for the three months and decreased 9% for the nine months ended September 30,
2006 as compared to 2005. The increases in total interest and accretion for the quarter as well as the increased convertible debentures maturity value are due to Advantage assuming Ketch's 6.5% convertible debentures in the merger.
The decrease in interest and accretion for the nine months and on a boe basis is due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest.

    Cash Netbacks
                                                Three months ended
                                                   September 30
                                             2006                2005
                                        $000   $ per boe    $000   $ per boe
    -------------------------------------------------------------------------
    Revenue                           $124,403  $  45.53  $102,231  $  55.55
    Realized hedging gain (loss)           118      0.04    (6,516)    (3.54)
    Royalties                          (22,945)    (8.40)  (18,355)    (9.97)
    Operating costs                    (24,369)    (8.92)  (14,203)    (7.72)
    -------------------------------------------------------------------------
    Operating                         $ 77,207  $  28.25  $ 63,157  $  34.32
    General and administrative         (4,766)     (1.74)     (901)    (0.49)
    Management fee                          -          -      (947)    (0.51)
    Interest                           (5,711)     (2.09)   (2,469)    (1.34)
    Interest on convertible debentures (3,308)     (1.21)   (2,818)    (1.53)
    Taxes                                (312)     (0.11)     (447)    (0.24)
    -------------------------------------------------------------------------
    Funds from operations             $ 63,110  $  23.10  $ 55,575  $  30.21
    -------------------------------------------------------------------------

                                                 Nine months ended
                                                   September 30
                                             2006                2005
                                        $000   $ per boe    $000   $ per boe
    -------------------------------------------------------------------------
    Revenue                           $292,070  $  48.73  $273,222  $  48.98
    Realized hedging gain (loss)           118      0.02    (6,822)    (1.22)
    Royalties                          (53,107)    (8.86)  (51,009)    (9.14)
    Operating costs                    (55,108)    (9.19)  (40,560)    (7.27)
    -------------------------------------------------------------------------
    Operating                         $183,973  $  30.70  $174,831  $  31.35
    General and administrative          (9,152)    (1.53)   (3,931)    (0.70)
    Management fee                        (887)    (0.15)   (2,622)    (0.47)
    Interest                           (12,844)    (2.14)   (7,410)    (1.33)
    Interest on convertible debentures  (7,921)    (1.32)   (8,483)    (1.52)
    Taxes                               (1,148)    (0.19)   (1,750)    (0.31)
    -------------------------------------------------------------------------
    Funds from operations             $152,021  $  25.37  $150,635  $  27.02
    -------------------------------------------------------------------------

    Funds from operations per boe have decreased from $27.02 per boe in the prior year to $25.37 per boe for the nine months ended September 30, 2006. The lower cash netback per boe is primarily due to higher operating costs, general and administrative expenses and interest, partially offset by lower royalties and management fees. Operating costs per boe for the nine months ended
September 30, 2006 were $9.19, an increase of 26% from the $7.27 experienced in 2005. Operating costs have steadily increased over the past year due to significantly higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. General and administrative expenses per boe for the first nine months of 2006 have increased 119% over the prior year period due to the additional employees from the growth of the Fund and the Ketch merger which also resulted in internalization of the management arrangement and a new compensation plan.
Interest for the first nine months of 2006 has increased 61% per boe over the prior year nine months due to the assumption of debt in the Ketch merger, higher average effective interest rates and the general growth of the Fund.
Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience.

    Depletion, Depreciation and Accretion

                   Three months ended            Nine months ended
                      September 30                  September 30
                     2006      2005   % change     2006      2005   % change
    -------------------------------------------------------------------------
    Depletion,
     depreciation
     & accretion
     ($000)       $ 67,601  $ 34,250       97%  $130,788  $102,515       28%
      per boe     $  24.74  $  18.61       33%  $  21.82  $  18.38       19%

    Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased by 97% for the three months and 28% for the nine months ended September 30, 2006. The DD&A per boe has increased by 33% for the three months and 19% for the nine months ended September 30, 2006 compared to prior years. The higher DD&A is primarily due to production from the Ketch properties while the DD&A per boe increase was caused by a higher valuation for the Ketch reserves than accumulated from prior acquisitions and development activities.

    Taxes

    Current taxes paid or payable for the quarter ended September 30, 2006 amounted to $0.3 million, compared to $0.4 million expensed for the same period of 2005. For the nine months ended September 30, 2006, current taxes paid or payable were $1.1 million, compared to $1.8 million for the comparative period. Current taxes primarily represent Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax was based on debt and equity levels of the Fund and has been eliminated effective January 1, 2006 due to government legislation.
Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan.
    Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the nine months ended September 30, 2006, the Fund recognized an income tax reduction of
$17.5 million compared to a reduction of $10.3 million for 2005. During the second quarter we realized a future tax recovery of approximately
$10.4 million due to reduced Federal and Alberta provincial tax rates.
    Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the
Unitholders. Therefore, based on existing legislation, no cash income taxes are to be paid by the operating company or the Fund, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at September 30, 2006, the operating company had a future income tax liability balance of $100.1 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Ketch merger, Advantage recorded a future tax liability of $18.5 million.
    On October 31, 2006, the Federal Government proposed changes to Canada's tax system that includes altering the tax treatment of income trusts. The government proposed a two-tier tax structure, similar to that of corporations, whereby distributions paid by trusts will be subject to tax at the trust level in addition to personal tax as if they were dividends from a taxable Canadian corporation. The changes are proposed to take effect in 2011 for existing publicly-traded trusts, but the proposal has not been enacted at this time.
The Fund is currently assessing the proposals and the potential implications to the Fund.

    Non-Controlling Interest

    Non-controlling interest expense for the nine months ended September 30,
2006 was $29,000, a decrease of 83% from the $175,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-
controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation that occurred at the end of
2004. The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. As such, there is no non-controlling interest expense recorded in the quarter and no exchangeable shares remain outstanding.

    Contractual Obligations and Commitments

    The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-
balance sheet arrangements other than as disclosed.

                                                                       2011 &
                                         Payments due by period        there-
    ($ millions)             Total   2006   2007   2008   2009   2010  after
    -------------------------------------------------------------------------
    Building leases         $  5.9  $ 0.5  $ 2.2  $ 1.4  $ 0.8  $ 0.8  $ 0.2
    Capital leases             3.3    0.4    2.6    0.3      -      -      -
    Pipeline/transportation    6.4    1.1    4.0    1.1    0.2      -      -
    Convertible
     debentures(1)           180.7      -    1.4    5.4   57.1   70.0   46.8
    -------------------------------------------------------------------------
    Total contractual
     obligations            $196.3  $ 2.0  $10.2  $ 8.2  $58.1  $70.8  $47.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) As at September 30, 2006, Advantage had $180.7 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
        The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

    Liquidity and Capital Resources

    The following table is a summary of the Fund's capitalization structure.

    ($000, except as otherwise indicated)                 September 30, 2006
    -------------------------------------------------------------------------
    Bank indebtedness (long-term)                             $      372,514
    Working capital deficit (1)                                       33,340
    -------------------------------------------------------------------------
    Net debt                                                  $      405,854
    -------------------------------------------------------------------------
    Trust Units outstanding (000)                                    104,055
    Trust Unit closing market price ($/Trust Unit)            $        13.75
    -------------------------------------------------------------------------
    Market value                                              $    1,430,756
    -------------------------------------------------------------------------
    Convertible debentures (maturity value)                   $      180,730
    -------------------------------------------------------------------------
    Total capitalization                                      $    2,017,340
    -------------------------------------------------------------------------

    (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, cash distributions payable, and the current portion of capital lease obligations.

    Unitholders' Equity, Exchangeable Shares and Convertible Debentures

    Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.
    As at September 30, 2006, the Fund had 104.1 million Trust Units outstanding. On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy $10.5 million of the performance incentive fee obligation related to the 2005 year. On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch, 1,933,208 Trust Units as consideration for all of the outstanding shares of AIM to internalize the external management contract, and 117,662 Trust Units to satisfy the obligation related to the 2006 first quarter performance fee. The Trust Units issued as consideration for the external management contract are subject to escrow provisions and 3,997 Trust Units were forfeited during the third quarter. On August 1, 2006 Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the Underwriters'
option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of
$141.4 million (net of Underwriters' fees and other issue costs of
$7.8 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures. As at November 13, 2006, Advantage had 104.6 million Trust Units issued and outstanding.
    Exchangeable Shares issued and outstanding were exchangeable for Advantage
Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of
Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May
9, 2006. During 2006, the Fund issued 127,014 Trust Units for the remaining
Exchangeable Shares.
    Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of
Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception.
The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders. In exchange for an equivalent number of Trust Units, all of the remaining 85,000 Series A Trust Units Rights were exercised in the third quarter and 37,500 Series B Trust Unit Rights were exercised in the second quarter. As at November 13, 2006, 187,500 Series B
Trust Unit Rights remain outstanding.
    As at September 30, 2006, the Fund had $180.7 million convertible debentures outstanding that were convertible to 8.3 million Trust Units based on the applicable conversion prices. During the nine months ended
September 30, 2006, $24.3 million convertible debentures were exchanged for the issuance of 1.3 million Trust Units. As at November 13, 2006, the convertible debentures outstanding have not changed from September 30, 2006.
    On July 24, 2006, Advantage announced that it adopted a Premium
Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase
Plan (the "Plan"). The Plan commenced with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on July 31, 2006. For
Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the three and nine months ended September 30, 2006, 654,308 Trust Units were issued as a result of the Plan, generating $10.7 million reinvested in the
Fund and representing an approximate 30% participation rate.

    Bank Indebtedness, Credit Facility and Other Obligations

    At September 30, 2006, Advantage had bank indebtedness outstanding of
$372.5 million. Advantage assumed net bank indebtedness of approximately
$188 million in the Ketch merger. The Fund has a $600 million credit facility agreement consisting of a $580 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.
    At September 30, 2006, Advantage had a working capital deficiency of $33.3 million that has remained relatively consistent with the previous year end.
Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements.
We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows.
    Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has two capital leases outstanding at September 30, 2006 for $3.3 million that were both assumed from corporate acquisitions.

    Capital Expenditures
                                      Three months ended   Nine months ended
                                         September 30       September 30
    ($000)                              2006      2005      2006      2005
    -------------------------------------------------------------------------
    Land and seismic                  $  1,461  $  1,161  $  4,739  $  3,251
    Drilling, completions
     and workovers                      35,819    13,449    70,534    53,501
    Well equipping and facilities       11,560     6,094    21,747    17,564
    Other                                  767        28     1,358       953
    -------------------------------------------------------------------------
                                      $ 49,607  $ 20,732  $ 98,378  $ 75,269
    Property acquisitions                  198         -       198       213
    Property dispositions               (8,727)     (874)   (8,727)   (3,455)
    -------------------------------------------------------------------------
    Total capital expenditures        $ 41,078  $ 19,858  $ 89,849  $ 72,027
    -------------------------------------------------------------------------

    Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. With the integration of the Ketch assets, Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has shifted its remaining capital program to further oil development due to superior project economics. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
    For the three month period ended September 30, 2006, the Fund spent a net
$41.1 million on capital expenditures. Approximately $35.8 million was expended on drilling and completion operations where the Fund drilled a total of 28.3 net (43 gross) wells. During the quarter we drilled twelve 50% working interest gas wells at Chigwell, five 100% working interest gas wells at
Medicine Hat, three 100% oil wells and four gas wells with various working interests at Nevis, and several wells at other minor properties. Total capital spending in the quarter included $10.5 million at Nevis, $3.4 million at
Worsley, $3.2 million at Willesden Green, $2.7 million at Midale, $2.5 million at Sweetgrass, $2.4 million at Medicine Hat and $2.3 million at Sunset. The majority of the capital spending was used for drilling and facilities in the third quarter as well as residual development activities from the second quarter. In addition, the Fund completed minor property acquisitions of
$0.2 million and dispositions of $8.7 million including non-core areas.
    The following table summarizes the various funding requirements during the nine months ended September 30, 2006 and the sources of funding to meet those requirements.

    Sources and Uses of Funds
                                                           Nine months ended
    ($000)                                                September 30, 2006
    -------------------------------------------------------------------------
    Sources of funds
      Funds from operations                                     $    152,021
      Units issued, net of costs                                     152,673
      Property dispositions                                            8,727
      Decrease in working capital                                     19,478
    -------------------------------------------------------------------------
                                                                $    332,899
    -------------------------------------------------------------------------
    Uses of funds
      Capital expenditures                                      $     98,378
      Property acquisitions                                              198
      Asset retirement expenditures                                    2,512
      Distributions paid to Unitholders                              152,106
      Decrease in bank indebtedness                                   68,827
      Acquisition costs of Ketch Resources Trust                      10,236
      Reduction of capital lease obligations                             642

    -------------------------------------------------------------------------
                                                                $    332,899
    -------------------------------------------------------------------------

    Quarterly Performance

    ($000, except as                                 2006             2005
     otherwise indicated)                Q3        Q2        Q1        Q4
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)              122,227    70,293    65,768    72,587
      Crude oil and NGLs (bbls/d)        9,330     6,593     6,760     7,106

      Total (boe/d)                     29,701    18,309    17,721    19,204

    Average prices
      Natural gas ($/mcf)
        Excluding hedging             $   5.89  $   6.18  $   8.69   $ 11.68
        Including hedging             $   5.90  $   6.18  $   8.69   $ 10.67
        AECO monthly                  $   6.03  $   6.28  $   9.31   $ 11.68
      Crude oil and NGLs ($/bbl)
        Excluding hedging             $  67.77  $  68.69  $  58.26   $ 60.14
        Including hedging             $  67.77  $  68.69  $  58.26   $ 59.53
        WTI (US$/bbl)                 $  70.55  $  70.75  $  63.88   $ 60.04
    Total revenues (before royalties) $124,521  $ 80,766  $ 86,901  $110,172
    Net income                        $  1,209  $ 23,905  $ 15,964  $ 25,846
      per Trust Unit - basic          $   0.01  $   0.38  $   0.27  $   0.45
      per Trust Unit - diluted        $   0.01  $   0.38  $   0.27  $   0.45
    Funds from operations             $ 63,110  $ 42,281  $ 46,630  $ 60,906
    Cash distributions declared       $ 60,498  $ 53,498  $ 44,459  $ 43,265
    Payout ratio (%)                       96%      127%       95%       71%

    ($000, except as                              2005                2004
     otherwise indicated)                Q3        Q2        Q1        Q4
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)               75,994    79,492    86,350    84,336
      Crude oil and NGLs (bbls/d)        7,340     6,772     6,892     6,815

      Total (boe/d)                     20,006    20,021    21,284    20,871

    Average prices
      Natural gas ($/mcf)
        Excluding hedging             $   8.25  $   7.27  $   6.52  $   6.64
        Including hedging             $   7.79  $   7.30  $   6.47  $   6.09
        AECO monthly                  $   8.15  $   7.38  $   6.70  $   7.09
      Crude oil and NGLs ($/bbl)
        Excluding hedging             $  66.00  $  56.57  $  53.02  $  47.05
        Including hedging             $  61.10  $  56.24  $  53.02  $  47.05
        WTI (US$/bbl)                 $  63.17  $  53.13  $  49.90  $  48.28
    Total revenues (before royalties) $ 95,715  $ 87,476  $ 83,209  $ 76,742
    Net income                        $ 18,674  $ 26,537  $  4,015  $  4,855
      per Trust Unit - basic          $   0.33  $   0.46  $   0.07  $   0.11
      per Trust Unit - diluted        $   0.32  $   0.46  $   0.07  $   0.11
    Funds from operations             $ 55,575  $ 49,705  $ 45,355  $ 34,811
    Cash distributions declared       $ 43,069  $ 44,693  $ 46,339  $ 35,208
    Payout ratio (%)                       77%       90%      102%      101%

    The table above highlights the Fund's performance for the third quarter of
2006 and also for the preceding seven quarters. During these periods production continued to experience normal declines until a more significant decrease occurred in the first quarter of 2006 due to a one-time adjustment for periods prior to 2006 related to several payout wells, restricted production on wells in Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Production increased in the second quarter of 2006 with the addition of eight days of production from the Ketch acquisition. Advantage's revenues and funds from operations for the current quarter are higher primarily due to the production from the merger with Ketch, offset by significantly lower natural gas prices. Net income is lower than the last several quarters due to reduced natural gas prices realized during the periods, amortization of the management internalization consideration, and increased depletion and depreciation expense due to the Ketch merger.

    Critical Accounting Estimates

    The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the
Fund.

    Financial Reporting Update - Financial Instruments Recognition and
     Measurement

    In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards include Section 1530 "Comprehensive Income",
Section 3855 "Financial Instruments - Recognition and Measurement", and
Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including:
financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the
Fund anticipates adoption of the new standards on January 1, 2007.

    Controls and Procedures

    The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President Finance and Chief
Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regular filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the third quarter of 2006, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

    Evaluation of Disclosure Controls and Procedures

    Management of Advantage, including our Chief Executive Officer and Vice-
President Finance and Chief Financial Officer, has evaluated the effectiveness of the design of the disclosure controls and procedures as of September 30,
2006. Based on that evaluation, Management has concluded that the design of the disclosure controls and procedures is effective as of the end of the period, in all material respects. It should be noted that while the Chief
Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

    Business Process Project and Sarbanes-Oxley

    In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX")
that applies to all companies registered with the Securities and Exchange
Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with
SOX by the given deadline. The business process project will also ensure full compliance with all similar Canadian regulations. A comprehensive project plan was established with full support of Management and the Board of Directors.
Regular updates on status of the project and developments are provided to the
Fund's Audit Committee. The Fund is currently on schedule and no problems are anticipated in completing the project by the current deadline.

    Outlook

    Advantage's funds from operations will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate.
Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch merger.
    The synergy of larger size and the complementary winter/summer drilling programs with the Ketch merger is showing benefits in terms of securing services, flexibility and quality of our capital program. Capital expenditures of the second half of 2006 are estimated to be approximately $100 million.

    Additional Information

    Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

    November 13, 2006

                      CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets
                                                  September 30,  December 31,
    (thousands of dollars)                               2006          2005
    -------------------------------------------------------------------------
                                                   (unaudited)
    Assets
    Current assets
      Accounts receivable                           $   66,869    $   51,788
      Prepaid expenses and deposits                     15,553         7,791
      Derivative asset (note 9)                         14,448             -
    -------------------------------------------------------------------------
                                                        96,870        59,579
    Fixed assets
      Property and equipment                         2,265,414     1,295,235
      Accumulated depletion and depreciation          (517,026)     (387,440)
    -------------------------------------------------------------------------
                                                     1,748,388       907,795
    Goodwill (note 1)                                  138,324        45,473
    -------------------------------------------------------------------------
                                                    $1,983,582    $1,012,847
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities      $   92,348    $   76,371
      Cash distributions payable to Unitholders         20,811        14,462
      Current portion of capital
       lease obligations (note 2)                        2,603           358
    -------------------------------------------------------------------------
                                                       115,762        91,191
    Capital lease obligations (note 2)                     606         1,346
    Bank indebtedness (note 3)                         372,514       252,476
    Convertible debentures (note 4)                    171,679       126,081
    Asset retirement obligations (note 5)               30,750        21,263
    Future income taxes                                100,115        99,026
    -------------------------------------------------------------------------
                                                       791,426       591,383
    -------------------------------------------------------------------------
    Non-controlling Interest
    Exchangeable shares (note 6)                             -         2,369
    -------------------------------------------------------------------------
    Unitholders' Equity
    Unitholders' capital (note 7)                    1,570,303       681,574
    Convertible debentures equity component (note 4)     8,041         6,159
    Contributed surplus                                    863         1,036
    Accumulated deficit (note 8)                      (387,051)     (269,674)
    -------------------------------------------------------------------------
                                                     1,192,156       419,095
    -------------------------------------------------------------------------
                                                    $1,983,582    $1,012,847
    -------------------------------------------------------------------------
    Commitments (note 10)
    Subsequent Event (note 11)
    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Income and Accumulated Deficit

                                 Three       Three       Nine        Nine
    (thousands of dollars,      months      months      months      months
     except for per Trust        ended       ended       ended       ended
     Unit amounts)             Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
     (unaudited)                 2006        2005        2006        2005
    -------------------------------------------------------------------------
    Revenue
      Petroleum and
       natural gas            $  124,521  $   95,715  $  292,188  $  266,400
      Unrealized gain (loss)
       on derivatives (note 9)    13,725      (6,242)     14,257      (7,351)
      Royalties, net of Alberta
       Royalty Credit            (22,945)    (18,355)    (53,107)    (51,009)
    -------------------------------------------------------------------------
                                 115,301      71,118     253,338     208,040
    -------------------------------------------------------------------------
    Expenses
      Operating                   24,369      14,203      55,108      40,560
      General and administrative   4,766         901       9,152       3,931
      Management fee (note 7)          -         947         887       2,622
      Performance incentive
       (note 7)                        -           -       2,380           -
      Management internalization
       (note 7)                    7,428           -       7,952           -
      Interest                     5,711       2,469      12,844       7,410
      Interest and accretion on
       convertible debentures      3,912       3,368       9,423      10,133
      Depletion, depreciation
       and accretion              67,601      34,250     130,788     102,515
    -------------------------------------------------------------------------
                                 113,787      56,138     228,534     167,171
    -------------------------------------------------------------------------
    Income before taxes and
     non-controlling interest      1,514      14,980      24,804      40,869
    Future income tax reduction       (7)     (4,181)    (17,451)    (10,282)
    Income and capital taxes         312         447       1,148       1,750
    -------------------------------------------------------------------------
                                     305      (3,734)    (16,303)     (8,532)
    -------------------------------------------------------------------------
    Net income before
     non-controlling interest      1,209      18,714      41,107      49,401
    Non-controlling interest
     (note 6)                          -          40          29         175
    -------------------------------------------------------------------------
    Net income                     1,209      18,674      41,078      49,226
    Accumulated deficit,
     beginning of period        (327,762)   (227,860)   (269,674)   (167,380)
    Distributions                (60,498)    (43,069)   (158,455)   (134,101)

    -------------------------------------------------------------------------
    Accumulated deficit,
     end of period            $ (387,051) $ (252,255) $ (387,051) $ (252,255)
    -------------------------------------------------------------------------
    Net income per Trust Unit
     (note 7)
      Basic                   $     0.01  $     0.33  $     0.56  $     0.87
      Diluted                 $     0.01  $     0.32  $     0.56  $     0.87
    -------------------------------------------------------------------------

    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Cash Flows

                                 Three       Three       Nine        Nine
                                months      months      months      months
                                 ended       ended       ended       ended
    (thousands of dollars)     Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
     (unaudited)                 2006        2005        2006        2005
    -------------------------------------------------------------------------
    Operating Activities
    Net income                $    1,209  $   18,674  $   41,078  $   49,226
    Add (deduct) items not
     requiring cash:
      Unrealized loss (gain)
       on derivatives            (13,725)      6,242     (14,257)      7,351
      Non-cash performance
       incentive                       -           -       2,380           -
      Management
       internalization             7,428           -       7,952           -
      Accretion on convertible
       debentures                    604         550       1,502       1,650
      Depletion, depreciation
       and accretion              67,601      34,250     130,788     102,515
      Future income taxes             (7)     (4,181)    (17,451)    (10,282)
      Non-controlling interest         -          40          29         175
    Expenditures on
     asset retirement             (1,065)       (843)     (2,512)     (1,580)
    Changes in non-cash
     working capital              16,926      (9,220)     14,083     (32,566)
    -------------------------------------------------------------------------
    Cash provided by
     operating activities         78,971      45,512     163,592     116,489
    -------------------------------------------------------------------------
    Financing Activities

    Units issued, net of costs   152,200           -     152,673     107,616
    Increase (decrease) in
     bank indebtedness          (128,323)     18,791     (68,827)    (10,961)
    Reduction of capital
     lease obligations              (371)        (85)       (642)     (7,600)
    Cash distributions
     to Unitholders              (63,359)    (43,015)   (152,106)   (132,131)
    -------------------------------------------------------------------------
    Cash used in financing
     activities                  (39,853)    (24,309)    (68,902)    (43,076)
    -------------------------------------------------------------------------
    Investing Activities
    Expenditures on property
     and equipment               (49,607)    (20,732)    (98,378)    (75,269)
    Property acquisitions           (198)          -        (198)       (213)
    Property dispositions          8,727         874       8,727       3,455
    Acquisition of Ketch
     Resources Trust (note 1)          -           -     (10,236)          -
    Purchase adjustment of
     Defiant acquisition               -         (52)          -        (404)
    Changes in non-cash
     working capital               1,960      (1,293)      5,395        (982)
    -------------------------------------------------------------------------
    Cash used in investing
     activities                  (39,118)    (21,203)    (94,690)    (73,413)
    -------------------------------------------------------------------------
    Net change in cash                 -           -           -           -
    Cash, beginning of period          -           -           -           -
    -------------------------------------------------------------------------
    Cash, end of period       $        -  $        -  $        -  $        -
    -------------------------------------------------------------------------
    Supplementary Cash
     Flow Information
      Interest paid           $    9,602  $    8,246  $   25,294  $   19,803
      Taxes paid              $      176  $      493  $    1,446  $    1,954
    -------------------------------------------------------------------------

    see accompanying Notes to Consolidated Financial Statements

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    September 30, 2006 (unaudited)

    All tabular amounts in thousands except for Trust Units and per Trust
    Unit amounts

    The interim consolidated financial statements of Advantage Energy Income
Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended
December 31, 2005 as set out in Advantage's Annual Report.

    1.  Acquisition of Ketch Resources Trust

        On June 23, 2006, Advantage acquired all of the issued and outstanding Units of Ketch Resources Trust ("Ketch") in return for
        32,870,465 Advantage Trust Units, utilizing an exchange ratio of
        0.565 Advantage Trust Units for each Ketch Trust Unit outstanding.
        Ketch was an energy trust engaged in the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

        Net assets acquired and
         liabilities assumed:               Consideration:

        Property and equipment  $ 877,463   32,870,465 Trust Units
        Goodwill                   92,851    issued                $ 688,636
        Net working capital(x)      5,982   Acquisition costs
        Bank indebtedness        (180,000)   incurred                 10,236
        Future income taxes       (18,540)                         ----------
        Convertible debentures    (66,981)                         $ 698,872
        Convertible debentures                                     ----------
         equity component          (2,971)
        Asset retirement
         obligations               (7,930)
        Capital lease obligation   (1,002)
                                ----------
                                $ 698,872
                                ----------

        (x) Includes cash of $2,713, accounts receivable of $57,611, prepaid expenses of $6,396, accounts payable of $48,015, current bank indebtedness of $11,578 and current portion of capital lease obligation $1,145.

        The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

    2.  Capital Lease Obligations

        The Fund has capital leases on a variety of property and equipment.
        Future minimum lease payments at September 30, 2006 consist of the following:

        2006                    $     419
        2007                        2,577
        2008                          308
        ----------------------------------
                                    3,304
        Less amounts representing
         interest                     (95)
        ----------------------------------
                                    3,209
        Current portion            (2,603)
        ----------------------------------
                                $     606
        ----------------------------------

        On June 23, 2006, Advantage assumed a total capital lease obligation of $2.1 million in the acquisition of Ketch (note 1). The lease ends in March 2008 and has an interest rate of 5.3%.

    3.  Bank Indebtedness

        Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $580 million extendible revolving loan facility and a $20 million operating loan facility.
        The loan's interest rate is based on either prime or bankers'
        acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.70% to 1.25%
        depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans.
        The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by Advantage Oil & Gas
        Ltd. ("AOG") to the Fund (and effectively by the Fund to Unitholders)
        are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the nine months ended September 30, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 5.0%.

    4.  Convertible Debentures

        The convertible unsecured subordinated debentures pay interest semi-
        annually and are convertible at the option of the holder into Trust
        Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                    10.00%     9.00%      8.25%      7.75%
        ---------------------------------------------------------------------
        Issue date                  Oct. 18,    Jul. 8,    Dec. 2,  Sept. 15,
                                       2002       2003       2003       2004
        Maturity date                Nov. 1,    Aug. 1,    Feb. 1,    Dec. 1,
                                       2007       2008       2009       2011
        Conversion price          $   13.30  $   17.00  $   16.50  $   21.00

        Liability component       $  52,722  $  28,662  $  56,802  $  47,444
        Equity component              2,278      1,338      3,198      2,556
        ---------------------------------------------------------------------
        Gross proceeds               55,000     30,000     60,000     50,000
        Issuance costs               (2,495)    (1,444)    (2,588)    (2,190)
        ---------------------------------------------------------------------
        Net proceeds              $  52,505  $  28,556  $  57,412  $  47,810
        ---------------------------------------------------------------------

                                     7.50%    6.50%       Total
        ----------------------------------------------------------
        Issue date                 Sept. 15,    May 18,
                                       2004       2005
        Maturity date                Oct. 1,   June 30,
                                       2009       2010
        Conversion price          $   20.25  $   24.96

        Liability component       $  71,631  $  66,981  $ 324,242
        Equity component              3,369      2,971     15,710
        ----------------------------------------------------------
        Gross proceeds               75,000     69,952    339,952
        Issuance costs               (3,190)         -    (11,907)
        ----------------------------------------------------------
        Net proceeds              $  71,810  $  69,952  $ 328,045
        ----------------------------------------------------------

        The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

    Convertible                                                   Redemption
     Debenture       Redemption Periods                               Price
    -------------------------------------------------------------------------
    10.00%           After November 1, 2005 and on or before
                      November 1, 2006                                $1,050
                     After November 1, 2006 and before
                      November 1, 2007                                $1,025
    -------------------------------------------------------------------------
    9.00%            After August 1, 2006 and on or before
                      August 1, 2007                                  $1,050
                     After August 1, 2007 and before
                      August 1, 2008                                  $1,025
    -------------------------------------------------------------------------
    8.25%            After February 1, 2007 and on or before
                      February 1, 2008                                $1,050
                     After February 1, 2008 and before
                      February 1, 2009                                $1,025
    -------------------------------------------------------------------------
    7.75%            After December 1, 2007 and on or before
                      December 1, 2008                                $1,050
                     After December 1, 2008 and on or before
                      December 1, 2009                                $1,025
                     After December 1, 2009 and before
                      December 1, 2011                                $1,000
    -------------------------------------------------------------------------
    7.50%            After October 1, 2007 and on or before
                      October 1, 2008                                 $1,050
                     After October 1, 2008 and before
                      October 1, 2009                                 $1,025
    -------------------------------------------------------------------------
    6.50%            After June 30, 2008 and on or before
                      June 30, 2009                                   $1,050
                     After June 30, 2009 and before
                      June 30, 2010                                   $1,025
    -------------------------------------------------------------------------

        The balance of debentures outstanding at September 30, 2006 and changes in the liability and equity components during the nine months ended September 30, 2006 are as follows:

                                        10.00%     9.00%     8.25%     7.75%
    -------------------------------------------------------------------------
    Debentures
     outstanding                      $  1,485  $  5,392  $  4,867  $ 46,766
    -------------------------------------------------------------------------
    Liability component:
      Balance at Dec. 31, 2005        $  2,453  $  7,259  $  8,150  $ 45,898
      Assumed on Ketch acquisition           -         -         -         -
      Accretion of discount                 23        82        81       442
      Converted to Trust Units          (1,019)   (2,131)   (3,577)   (2,722)
    -------------------------------------------------------------------------
      Balance at Sept. 30, 2006       $  1,457  $  5,210  $  4,654  $ 43,618
    -------------------------------------------------------------------------
    Equity component:
      Balance at Dec. 31, 2005        $    100  $    323  $    441  $  2,430
      Assumed on Ketch acquisition           -         -         -         -
      Converted to Trust Units             (41)      (94)     (193)     (144)
    -------------------------------------------------------------------------
      Balance at Sept. 30, 2006       $     59  $    229  $    248  $  2,286
    -------------------------------------------------------------------------

                                         7.50%     6.50%    Total
    ---------------------------------------------------------------
    Debentures
     outstanding                      $ 52,268  $ 69,952  $180,730
    ---------------------------------------------------------------
    Liability component:
      Balance at Dec. 31, 2005        $ 62,321  $      -  $126,081
      Assumed on Ketch acquisition           -    66,981    66,981
      Accretion of discount                677       197     1,502
      Converted to Trust Units         (13,436)        -   (22,885)
      Balance at Sept. 30, 2006       $ 49,562  $ 67,178  $171,679
    ---------------------------------------------------------------
    Equity component:
      Balance at Dec. 31, 2005        $  2,865  $      -  $  6,159
      Assumed on Ketch acquisition           -     2,971     2,971
      Converted to Trust Units            (617)        -    (1,089)
    ---------------------------------------------------------------
      Balance at Sept. 30, 2006       $  2,248  $  2,971  $  8,041
    ---------------------------------------------------------------

        As part of the acquisition of Ketch, the 6.50% convertible debentures, originally issued May 18, 2005, were assumed by Advantage on June 23, 2006.

        During the nine months ended September 30, 2006, $24,333,000 debentures were converted resulting in the issuance of 1,286,901
        Trust Units.

    5.  Asset Retirement Obligations

        The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $127 million which will be incurred between 2006 to 2056. A credit-adjusted risk-
        free rate of 7% was used to calculate the fair value of the asset retirement obligations.

        A reconciliation of the asset retirement obligations is provided below:

                                                      September    December
                                                       30, 2006    31, 2005
    -------------------------------------------------------------------------
    Balance, beginning of period                      $   21,263  $   17,503
    Accretion expense                                      1,202       1,162
    Assumed in Ketch acquisition (note 1)                  7,930           -
    Liabilities incurred                                   2,867       4,623
    Liabilities settled                                   (2,512)     (2,025)
    -------------------------------------------------------------------------
    Balance, end of period                            $   30,750  $   21,263
    -------------------------------------------------------------------------

    6.  Exchangeable Shares

                                                         Number
                                                       of Shares     Amount
    -------------------------------------------------------------------------
    Balance at December 31, 2005                         104,672  $    2,369
    Converted to Trust Units                            (104,672)     (2,398)
    Non-controlling interest in net income                     -          29

    -------------------------------------------------------------------------
    Balance at September 30, 2006                              -  $        -
    -------------------------------------------------------------------------
    Trust Units issuable                                       -           -
    -------------------------------------------------------------------------

        AOG is authorized to issue an unlimited number of non-voting
        Exchangeable Shares. Each Exchangeable Share previously issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the
        basis of the applicable exchange ratio in effect at that time.
        Dividends were not declared or paid on the Exchangeable Shares and the Exchangeable Shares were not publicly traded.

        On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

    7.  Unitholders' Equity

        (a) Unitholders' Capital

            (i)  Authorized

                 Unlimited number of voting Trust Units

            (ii) Issued

                                                 Number of Units      Amount
    -------------------------------------------------------------------------
    Balance at December 31, 2005                      57,846,324  $  681,574
    2005 non-cash performance incentive                  475,263      10,544
    Issued on conversion of debentures                 1,286,901      23,974
    Issued on conversion of exchangeable shares          127,014       2,398
    Issued on exercise of Unit rights                    122,500         682
    Ketch acquisition (note 1)                        32,870,465     688,636
    Management internalization                         1,929,211      39,028
    2006 non-cash performance incentive                  117,662       2,380
    Distribution reinvestment plan                       654,308      10,726
    Issued for cash, net of costs                      8,625,000     141,437

    -------------------------------------------------------------------------
                                                     104,054,648  $1,601,379
    -------------------------------------------------------------------------
    Management internalization escrowed Trust Units                  (31,076)
    -------------------------------------------------------------------------
    Balance at September 30, 2006                                 $1,570,303
    -------------------------------------------------------------------------

        On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance fee.

        On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch (note 1). Concurrent with the Ketch acquisition, Advantage internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of
        1,933,208 Advantage Trust Units. The Trust Units were originally valued at $39.1 million using the weighted average trading value for
        Advantage Trust Units on the Unitholder approval date of June 22,
        2006 and are subject to escrow provisions over a 3-year period, vesting one-third each year beginning in 2007. The management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures. A total of
        3,997 Trust Units have been forfeited since issuance. The Fund issued
        117,662 Trust Units to satisfy the obligation related to the 2006 first quarter performance fee along with $0.9 million in cash to settle the first quarter management fee. AIM agreed to forego fees from the period April 1, 2006 to the closing of the Arrangement.

        On July 24, 2006, Advantage announced that it adopted a Premium
        Distribution(TM), Distribution Reinvestment and Optional Trust Unit
        Purchase Plan (the "Plan"). The Plan commenced with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on
        July 31, 2006. For eligible Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average
        Market Price (as defined in the Plan). Unitholder enrollment in the
        Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the
        Unitholder would otherwise have received if they did not participate in the Plan. During the quarter, 654,308 Trust Units were issued under the Plan, generating $10.7 million reinvested in the Fund.

        On August 1, 2006 Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the
        Underwriters' option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of Underwriters' fees and other issue costs of $7.8 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures.

        (b) Trust Units Rights Incentive Plan

                                      Series A                Series B
                                 Number       Price      Number       Price
    -------------------------------------------------------------------------
    Balance at
     December 31, 2005            85,000  $     1.93     225,000  $    13.63
    Exercised                    (85,000)          -     (37,500)          -
    Reduction of exercise
     price                             -       (1.93)          -       (2.10)
    -------------------------------------------------------------------------
    Balance at
     September 30, 2006                -  $        -     187,500  $    11.53
    -------------------------------------------------------------------------

    Expiration date                August 16, 2006          June 17, 2008
    -------------------------------------------------------------------------

        The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the
        Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price. All of the remaining 85,000
        Series A Trust Units Rights were exercised July 7, 2006 in exchange for an equivalent number of Trust Units.

                                 Three       Three       Nine        Nine
                                months      months      months      months
                                 ended       ended       ended       ended
                               Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
    Pro Forma Results             2006        2005        2006        2005
    -------------------------------------------------------------------------

    Net income, as reported   $    1,209  $   18,674  $   41,078  $   49,226
    Less compensation expense
     (recovery) for rights
     issued in 2002                 (112)        424        (234)        132
    -------------------------------------------------------------------------
    Pro forma net income      $    1,321  $   18,250  $   41,312  $   49,094
    -------------------------------------------------------------------------
    Net income per Trust
     Unit, as reported
      Basic                   $     0.01  $     0.33  $     0.56  $     0.87
      Diluted                 $     0.01  $     0.32  $     0.56  $     0.87
    -------------------------------------------------------------------------
    Net income per Trust Unit,
     pro forma
      Basic                   $     0.01  $     0.32  $     0.56  $     0.87
      Diluted                 $     0.01  $     0.32  $     0.56  $     0.87
    -------------------------------------------------------------------------

        (c) Net Income per Trust Unit

        The calculations of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                 Three       Three       Nine        Nine
                                months      months      months      months
                                 ended       ended       ended       ended
                               Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                                  2006        2005        2006        2005
    -------------------------------------------------------------------------
    Income available to
     Unitholders
      Basic                   $    1,209  $   18,674  $   41,078  $   49,226
      Exchangeable Shares              -           -                     175
    -------------------------------------------------------------------------
      Diluted                 $    1,209  $   18,674  $   41,078  $   49,401
    -------------------------------------------------------------------------
    Weighted average Trust
     Units outstanding
      Basic                   98,780,595  57,370,760  73,544,345  56,290,288
      Trust Units Rights
       Incentive Plan
       - Series A                      -      74,250      58,223      74,250
      Trust Units Rights
       Incentive Plan
       - Series B                 63,111      72,310      86,621      72,310
      Exchangeable Shares              -           -           -     356,546
      Management
       internalization            55,069           -      28,944           -
    -------------------------------------------------------------------------
      Diluted                 98,898,775  57,517,320  73,718,133  56,793,394
    -------------------------------------------------------------------------

        The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be anti-
        dilutive. Exchangeable Shares have been excluded for the three months ended September 30, 2006 as there were no longer any Exchangeable
        Shares outstanding as of May 9, 2006. Exchangeable shares have been excluded for the nine months ended September 30, 2006 and the three months ended September 30, 2005 as the impact would have been anti-
        dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the three and nine months ended
        September 30, 2006 were 8,337,771 and 6,793,997, respectively (three and nine months ended September 30, 2005 were 7,287,829 and
        7,374,618, respectively). As at September 30, 2006, the total convertible debentures outstanding were immediately convertible to
        8,334,453 Trust Units (September 30, 2005 - 7,103,726).

    8.  Accumulated Deficit

        Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                      September    December
                                                       30, 2006    31, 2005
    -------------------------------------------------------------------------
    Accumulated Income                                $  218,787  $  177,709
    Accumulated Distributions                           (605,838)   (447,383)
    -------------------------------------------------------------------------
    Accumulated Deficit                               $ (387,051) $ (269,674)
    -------------------------------------------------------------------------

        For the nine months ended September 30, 2006 the Fund declared
        $158.5 million in distributions, representing $2.10 per distributable
        Trust Unit ($177.4 million representing $3.12 per distributable Trust
        Unit for the year ended December 31, 2005).

    9.  Financial Derivatives

        As at September 30, 2006 the Fund had the following financial derivatives in place:

    Description of
    Financial
    Derivative              Term            Volume             Average Price
    -------------------------------------------------------------------------

    Natural gas - AECO
      Fixed price       November 2006
                         to March 2007   5,687 mcf/d            Cdn$8.70/mcf
      Fixed price       November 2006
                         to March 2007   3,791 mcf/d           Cdn$10.02/mcf
      Collar            November 2006
                         to March 2007   9,478 mcf/d      Floor Cdn$8.18/mcf
                                                       Ceiling Cdn$11.24/mcf
      Collar            November 2006
                         to March 2007   4,739 mcf/d      Floor Cdn$8.44/mcf
                                                       Ceiling Cdn$12.40/mcf
      Collar            November 2006
                         to March 2007   4,739 mcf/d      Floor Cdn$8.18/mcf
                                                       Ceiling Cdn$11.66/mcf
      Collar            November 2006
                         to March 2007   4,739 mcf/d      Floor Cdn$8.44/mcf
                                                       Ceiling Cdn$12.29/mcf
      Collar            November 2006
                         to March 2007   5,687 mcf/d      Floor Cdn$7.91/mcf
                                                        Ceiling Cdn$9.81/mcf
      Collar            November 2006
                         to March 2007   9,478 mcf/d      Floor Cdn$8.44/mcf
                                                       Ceiling Cdn$13.82/mcf

    Crude oil - WTI
      Collar            October 2006 to
                         March 2007     1,250 bbls/d      Floor US$65.00/bbl
                                                        Ceiling US$87.40/bbl
      Collar            January to
                         December 2006    500 bbls/d      Floor US$55.00/bbl
                                                        Ceiling US$76.50/bbl
      Collar            October 2006 to
                         September 2007 1,000 bbls/d      Floor US$65.00/bbl
                                                        Ceiling US$90.00/bbl

        As at September 30, 2006 the settlement amount of the financial derivatives outstanding was an asset of approximately $14,448,000.
        For the nine months ended September 30, 2006 $14,257,000 was recognized in income as an unrealized derivative gain. As a result of the Ketch merger, the Fund assumed several contracts which had an estimated fair market value of $191,000 on closing.

    10. Lease Commitments

        Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income, are as follows:

    2006                                                            $    557
    2007                                                               2,194
    2008                                                               1,369
    2009                                                                 797
    2010                                                                 797
    2011                                                                 199
    -------------------------------------------------------------------------
                                                                    $  5,913
    -------------------------------------------------------------------------

    11. Subsequent Event

        On October 31, 2006, the Federal Government proposed changes to
        Canada's tax system that includes altering the tax treatment of income trusts. The government proposed a two-tier tax structure, similar to that of corporations, whereby distributions paid by trusts will be subject to tax at the trust level in addition to personal tax as if they were dividends from a taxable Canadian corporation. The changes are proposed to take effect in 2011 for existing publicly-
        traded trusts, but the proposal has not been enacted at this time.
        The Fund is currently assessing the proposals and the potential implications to the Fund.
    >>

    Forward-Looking Information

    The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 17:14e 14-NOV-06